Exhibit 99.2

26 May 2020 ADAPT Phase 3 Topline R esults Efgartigimod in Generalized Myasthenia Gravis

Forward - Looking Statements Safe Harbor: Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward - looking statements. Examples of such forward - looking statements include those regarding our investigational product candidates and preclinical studies and clinical trials, and the status, the safety, tolerability and efficacy of efgartigimod and the results of the ADAPT trial; the timing of presentation of detailed results from the ADAPT trial, planned regulatory submissions with the FDA and PSMA and, if approved, launch in the U.S.; and the therapeutic and commercial potential of efgartigimod, as well as those regarding plans, timing of expected data readouts and related presentations and related results thereof, including the design of our trials and the availability of data from them, the timing and achievement of our product candidate development activities, our ability to obtain regulatory approval of our product candidates, the expected size of the markets for our product candidates, future results of operations and financial positions, including potential milestones, business strategy, plans and our objectives for future operations. When used in this presentation, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “will,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward - looking statements. Such statements, based as they are on the current analysis and expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond the Company’s control. Such risks include, but are not limited to: the impact of the COVID - 19 pandemic on our business, the impact of general economic conditions, general conditions in the biopharmaceutical industries, changes in the global and regional regulatory environments in the jurisdictions in which the Company does or plans to do business, market volatility, fluctuations in costs and changes to the competitive environment. Consequently, actual future results may differ materially from the anticipated results expressed in the forward - looking statements. In the case of forward - looking statements regarding investigational product candidates and continuing further development efforts, specific risks which could cause actual results to differ materially from the Company’s current analysis and expectations include: failure to demonstrate the safety, tolerability and efficacy of our product candidates; final and quality controlled verification of data and the related analyses; the expense and uncertainty of obtaining regulatory approval, including from the U.S. Food and Drug Administration and European Medicines Agency; the possibility of having to conduct additional clinical trials; our ability to obtain and maintain intellectual property protection for our product candidates; and our reliance on third parties such as our licensors and collaboration partners regarding our suite of technologies and product candidates. Further, even if regulatory approval is obtained, biopharmaceutical products are generally subject to stringent on - going governmental regulation, challenges in gaining market acceptance and competition. These statements are also subject to a number of material risks and uncertainties that are described in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in argenx’s most recent annual report on Form 20 - F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC . The reader should not place undue reliance on any forward - looking statements included in this presentation. These statements speak only as of the date made and the Company is under no obligation and disavows any obligation to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation. This presentation has been prepared by argenx se (“ argenx ” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee , a gent, or adviser of the company. This presentation does not purport to be all - inclusive or to contain all of the information you may desire. This presentation also contains estimates and o ther statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. ! 2

Efgartigimod Showed Robust Benefit For Patients With gMG • Statistically significant and clinically meaningful improvement in MG - ADL • Fast and deep responses • Potential for individualized dosing • Safety & tolerability profile comparable to placebo Primary endpoint met Meaningful patient benefit observed Favorable tolerability observed 3

gMG is a Chronic and Debilitating Autoimmune Disease


Symptoms of Generalized Myasthenia Gravis
"Severe & generalized muscle weakness"
Diplopia
Difficulty speaking
Loss of motor skills
Extreme fatigue
Ptosis
Difficulty swallowing
Respiratory impairment
Impaired mobility

85% of people with MG progress* to generalized MG within 18 months

Up to **20%** of patients experience a life-threatening myasthenic crisis (severe respiratory failure)

High need for safe & efficacious medication

*Progression to gMG may be less with early immunosuppressive treatment

1. Grob et al. *Muscle* Nerve 2008;37:141-9; 2. Jacob. Eur Neurol Rev 2018;13:18–20; 3. Wendell. Neurohospitalist 2011;1:16–22, 4. Gilhus. N Engl J Med 2016;375:2570-81

4

IgG Auto - Antibodies Drive Myasthenia Gravis Efgartigimod is Designed to Eliminate Auto - Antibodies Block acetylcholine receptors ( AChR ) Crosslink + internalize ACh Rs AChR auto - antibodies in MG 1 2 Recruit complement 3 Other auto - antibodies in MG ( MuSK , LRP4, other/unknown) Block function of auto - antibody target 1 5

Innovative ADAPT Trial Designed With the Patient in Mind Primary endpoint: % MG - ADL responders (≥ 2 - point improvement for at least four consecutive weeks during the first cycle in AChR - Ab+ patients) Retreatment criteria were protocol defined based on loss of clinically meaningful improvement 151 patients (90%) rolled over to the Open Label Extension Study Patient population Individualized treatment over 26 weeks 167 gMG patients (MG - ADL≥5) Stratification • ethnicity • background therapy • auto - antibody type Efgartigimod 10mg/kg IV or placebo …….. 1st cycle (8 weeks) …….. Primary endpoint analysis Continuation or retreatment (up to 2 additional cycles) 6

Baseline Characteristics Total patients AChR Ab+ patients Efgartigimod (N=84) Placebo (N=83) Efgartigimod (N=65) Placebo (N=64) Age Mean years (SD) 45.9 (14.4) 48.2 (15.0) 44.7 (15.0) 49.2 (15.5) Females n (%) 63 (75.0) 55 (66.3) 46 (70.8) 40 (62.5) Time since diagnosis Mean years (SD) 10.13 (9.0) 8.83 (7.6) 9.68 (8.3) 8.93 (8.2) MG - ADL score Mean (SD) 9.2 (2.6) 8.8 (2.3) 9.0 (2.5) 8.6 (2.1) QMG score Mean (SD) 16.2 (5.0) 15.5 (4.6) 16.0 (5.1) 15.2 (4.4) MGFA class at screening n (%) Class II 34 (40.5) 31 (37.3) 28 (43.1) 25 (39.1) Class III 47 (56.0) 49 (59.0) 35 (53.8) 36 (56.3) Class IV 3 (3.6) 3 (3.6) 2 (3.1) 3 (4.7) MG therapies at baseline* n (%) Any NSID 51 (60.7) 51 (61.4) 40 (61.5) 37 (57.8) No NSID 33 (39.3) 32 (38.6) 25 (38.5) 27 (42.2) AChR Ab status (n AChR Ab+ / n AChR Ab - ) 65 / 19 64 / 19 65 / 0 64 / 0 *Any Non - Steroidal Immunosuppressive Drug (NSID): Azathioprine, Cyclosporin, Cyclophosphamide, Methotrexate, Mycophenolate, Tacr olimus (in mono - or combination therapy); No NSID: any acetylcholinesterase ( AChE ) inhibitor and/or steroid (in mono - or combination therapy) 7

Favorable Tolerability Profile Efgartigimod (N=84) Placebo (N=83) Number of patients with an Adverse Event (AE) n (%) 65 (77.4) 70 (84.3) Number of patients with an AE grade ≥3 n (%) 9 (10.7) 8 (9.6) Most frequent AEs n (%) Headache 24 (28.6) 23 (27.7) Nasopharyngitis 10 (11.9) 15 (18.1) Nausea 7 (8.3) 9 (10.8) Diarrhea 6 (7.1) 9 (10.8) Upper respiratory tract infection 9 (10.7) 4 (4.8) Number of patients who discontinued due to AEs n (%) 3 (3.6) 3 (3.6) Number of patients with a Serious Adverse Event (SAE) n (%) 4 (4.8) 7 (8.4) Number of patients with AEs deemed related by investigator n (%) 26 (31.0) 22 (26.5) There were two occurrences of malignancies during the study: a rectal adenocarcinoma in Efgartigimod group and a basal cell c arc inoma in placebo group Most adverse events were considered mild or moderate; safety profile of Efgartigimod group was comparable to placebo 8

29.7% 0% 10% 20% 30% 40% 50% 60% 70% 80% Efgartigimod Placebo 67.7% N=19/64 N=44/65 MG - ADL responders ( AChR - Ab+ patients, first cycle) MG - ADL responder : ≥ 2 - point improvement for at least four consecutive weeks during the first cycle % MG - ADL responders Primary Endpoint Met: Statistically Significant and Clinically Meaningful Improvement in Daily Living Activities P < 0.0001 9

14.1% 0% 10% 20% 30% 40% 50% 60% 70% 80% Efgartigimod Placebo 63.1% N=9/64 N=41/65 QMG responders ( AChR - Ab+ patients, first cycle) QMG responder : ≥ 3 - point improvement for at least four consecutive weeks during the first cycle (Secondary endpoint) % QMG responders Statistically Significant and Clinically Meaningful Improvement in QMG Response P < 0.0001 10

11.1% 0% 10% 20% 30% 40% 50% 60% 70% 80% Efgartigimod Placebo 40.0% N=7/63 N=26/65 Minimal Symptom Expression ( AChR - Ab+ patients, first cycle) Minimal Symptom Expression: MG - ADL = 0 (no symptoms) or 1 % patients with MSE 40% of Efgartigimod Patients Achieved Minimal Symptom Expression Compared To 11% in Placebo P < 0.0001 11

Secondary Endpoints Support Benefit Other secondary Endpoints Measure Population Time Efgartigimod Placebo P - value Response QMG responder AChR Ab + First cycle 63.1% (41/65) 14.1% (9/64) <0.0001 Response MG - ADL responder AChR Ab + & AChR Ab - First cycle 67.9% (57/84) 37.3% (31/83) <0.0001 Duration % of study duration ≥ 2 - point improvement in MG - ADL AChR Ab + Until day 126* 48.7% 26.6% 0.0001 Duration Days until qualification for retreatment, measured from one week after the last infusion AChR Ab + Full study Median 35 days Median 8 days 0.2604 Onset MG - ADL responder onset within first 2 weeks AChR Ab + First cycle 56.9% (37/65) 25.0% (16/64) 0.0004 *Day 126 was the last day it was possible to start a retreatment cycle and complete within the study 12

z Fast Onset of Action Early onset MG - ADL responders ( AChR Ab+ Efgartigimod responders, first cycle) 84.1% Early onset MG - ADL responders ( AChR Ab+ patients, first cycle) Early onset responder : Onset of MG - ADL response during the first two weeks 56.9% 25.0% 0% 10% 20% 30% 40% 50% 60% 70% 80% Efgartigimod Placebo % of Early MG - ADL responders N=37/65 N=16/64 N=37/44 P = 0.0004 13

Durable Clinical Benefit Time to qualify for retreatment ( AChR Ab+ patients, full study) 35 8 0 5 10 15 20 25 30 35 40 45 Efgartigimod Placebo Median time (Days) Time to qualify for retreatment : time from one week after last infusion until no clinically meaningful improvement Duration of response ( AChR Ab+ Efgartigimod responders, first cycle) 100.0% 88.6% 56.8% 34.1% 0% 20% 40% 60% 80% 100% 4 weeks or more 6 weeks or more 8 weeks or more 12 weeks or more Responder by definition is at least 4 consecutive weeks max response: 25 weeks *P - value calculated with Log - Rank test N=44/44 N=39/44 N=25/44 N=15/44 P =0.2604* 14

Repeat Treatment Yielded Equally Strong Benefit P < 0.0001 MG - ADL responder: ≥ 2 - point improvement for at least four consecutive weeks during the first cycle 67.7% 29.7% 0% 10% 20% 30% 40% 50% 60% 70% 80% Efgartigimod Placebo 70.6% 25.6% 0% 10% 20% 30% 40% 50% 60% 70% 80% Efgartigimod Placebo % MG - ADL responders % MG - ADL response 36.8% of Efgartigimod patients not responding to 1st treatment cycle did respond in 2nd treatment cycle N=44/65 N=19/64 N=36/51 N=11/43 MG - ADL responders ( AChR - Ab+ patients, first cycle ) MG - ADL responders ( AChR - Ab+, second cycle ) P < 0.0001 P < 0.0001 15

Expected Next Steps Present detailed ADAPT results at upcoming meeting Submit BLA to FDA in H2 2020 Submit J - MAA with PMDA in H1 2021 1 2 3 Launch in the US in 2021, if approved 4 16

17 • Fast - acting steroids and slow - acting immunosuppressants • Balancing symptom suppression and side effects ADAPT Data Support MG Treatment Paradigm Shift (1) Subject to regulatory approval (2) Based on topline data from Adapt trial Individualized dosing Toward minimal symptom expression MG Symptoms Chronic dosing TAPER MG Symptoms Fast onset of response Deep response, 40% MSE Well tolerated New Treatment Paradigm Current Standard of Care